Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Change in Auditor for the 2025 Financial reporting period

Johannesburg, 19 December 2024: In terms of paragraph 3.84 (g) (ii) and 3.86 of the JSE Listings Requirements, the Board of Directors of Sibanye-Stillwater (JSE: SSW and NYSE: SBSW), following a recommendation from the Audit Committee, wishes to inform Shareholders that after a formal tender process to appoint a new firm of external auditors, that BDO South Africa Inc.(BDO) has been appointed as the Company's external auditors. Servaas Kranhold will be the designated audit partner for the financial year ending 31 December 2025.

The appointment of Ernst & Young Inc. South Africa ("EY") as external auditors will end on conclusion of its responsibilities relating to the audit for the financial year ending 31 December 2024, which is expected to be concluded during the first half of 2025. BDO's appointment as external auditors will be effective immediately after EY's appointment ends, subject to receiving the requisite shareholder approval at the next annual general meeting which is expected to be held during May 2025. The change of external auditors was initiated by Sibanye-Stillwater for commercial reasons.

The Company thanks EY for their contribution over the years and looks forward to working with BDO.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.
These forward-looking statements are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited's ("Sibanye-Stillwater") senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). Any forward-looking statement contained in this announcement has not been reviewed and reported on by Sibanye-Stillwater's external auditors.

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.